FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated April 3, 2006 announcing that Registrant’s Spacenet Inc. has been selected by Six Continents Hotels, Inc. (SCH) to extend its enterprise network services contract.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: April 3rd, 2006

InterContinental Hotels Group adds new advanced network management services from Gilat’s Spacenet subsidiary and extends satellite network contract

Petah Tikva, Israel, April 3, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that Six Continents Hotels, Inc. (SCH), a member of InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)], the world’s largest hotel group by number of rooms, has extended its enterprise network services contract with Spacenet Inc. through December 31, 2008. In addition to the extension of the contract for Spacenet’s satellite networking services at more than 2,500 locations across the United States and Canada, SCH will also utilize Spacenet’s SmartCare™ enterprise-grade network management services.

Spacenet is providing its new SmartCare managed network services and will serve as a single point of contact for the management of SCH network services and Level 1 Help Desk 24 x 7 x 365. Spacenet’s SmartCare managed network services provide advanced network monitoring, management and performance measurement services to enhance network reliability and security. As part of the service, Spacenet will proactively monitor and respond to problem resolution issues and analyze network configurations to provide maximum performance and reliability for critical applications.

Spacenet has provided SCH with a comprehensive VSAT network solution since the initial network rollout in 2001. The satellite network supports broadband IP applications for guest reservation systems, credit card authorization and polling services to hotels and is designed for maximum scalability to support potential future applications.

IHG’s Americas VP of Technology and Services Gustaaf Schrils said, “In order to support our mission-critical operations requirements, we require the optimum in telecommunications reliability and efficiency. Spacenet’s satellite network services have enabled us to achieve high reliability network solutions optimized for the specific needs of our hotels. Now we are leveraging Spacenet’s expertise in network management to enhance our efficiency and cost-effectiveness. SmartCare network management from Spacenet makes sense for us on an economic basis, as well as an enhanced performance basis.”

Spacenet’s President and CEO Bill Gerety said, “InterContinental Hotels Group is a longtime leader in the hospitality industry, and we look forward to providing continued support for their critical network requirements with this contract extension. We are honored to have been chosen as their managed services solutions provider and are confident that we will meet their needs and exceed their expectations. Spacenet’s advanced SmartCare managed network services represent our networking strengths beyond our connectivity capabilities. With our comprehensive managed services, we more fully support the complete networking requirements of our customers, helping them improve operations and optimize growth.”

About InterContinental Hotels Group:
InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental(r) Hotels & Resorts, Crowne Plaza(r) Hotels & Resorts, Holiday Inn(r) Hotels and Resorts, Holiday Inn Express(r), Staybridge Suites(r), Candlewood Suites(r) and Hotel IndigoTM, and also manages the world’s largest hotel loyalty program, Priority Club(r) Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards program at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

About Spacenet:
Spacenet is the worldwide services group of Gilat Satellite Networks Ltd. (Nasdaq: GILTF). Spacenet Inc., based in McLean, Virginia, provides connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.:
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
Ph. 954-435-3310, stan@schneidercom.com

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com